UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Slip Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 28th Floor
(No. and Street)

New York (City) | NY (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd.	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Lukezic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Slip Capital Management, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn To Before Me This Day Of

FEB 22 2021

Signature

CEO

Title

Notary Public

Jenice Hernandez
Notary Public, State of New York
No. 01HE6359254
Qualified in Bronx County
Certified in New York & Kings County
Commission Expires May 22, 2021
The UPS Store | 82 Nassau St | 212.406.9010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLD SLIP CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

OLD SLIP CAPITAL MANAGEMENT, INC.
Financial Statements
For The Year Ended December 31, 2020

CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Old Slip Capital Management, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Old Slip Capital Management, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Old Slip Capital Management, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Old Slip Capital Management, Inc.'s management. My responsibility is to express an opinion on Old Slip Capital Management, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Old Slip Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Old Slip Capital Management, Inc.'s financial statements. The Supplemental Information is the responsibility of the Old Slip Capital Management, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Old Slip Capital Management, Inc.'s auditor since 2018.

Tarzana, California

February 24, 2021

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Financial Condition
For The Year Ended December 31, 2020

ASSETS		
Cash	$	10,887
Accounts Receivable		2,913
Prepaid Expenses		19,086
Total Assets	$	32,886
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable and Accrued Expenses	$	3,911
Total Liabilities		3,911
Stockholder's Equity		
Common Stock, $5 par value, 1000 shares issued and outstanding		5,000
Paid in Capital		263,378
Accumulated Deficit		(239,403)
Total Stokcholder's Equity		28,975
Total Liabilities and Stockholder's Equity	$	32,886

The accompanying notes are an integral part of these financial statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Operations
For The Year Ended December 31, 2020

Revenues	
Commissions and Fees	$ 201,528
Other Income	1,208
Total Revenues	202,736
Operating Expenses	
Commissions to Owner	150,700
Salary Expense	12,675
Professional Expenses	30,580
Other Operating Expenses	30,085
Regulatory Fees	11,964
Total Operating Expenses	236,004
Net Loss	$ (33,268)

The accompanying notes are an integral part of these financial statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2020

	Common Stock				Additional Paid-In		Accumulated		Total Stockholder's
	Shares		Amount		Capital		Deficit		Equity
Balance - January 1, 2020	1,000	$	5,000	$	239,891	$	(206,135)	$	38,756
Equity Contributions					23,487				23,487
Net Loss							(33,268)		(33,268)
Balance - December 31, 2020	1,000	$	5,000	$	263,378	$	(239,403)	$	28,975

The accompanying notes are an integral part of these financial statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash Flows From Operating Activities:	
Net Loss	$ (33,268)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Increase in Accounts Receivable	(2,913)
Increase in Prepaid Expenses	(617)
Increase in Accounts Payable and Accrued Expenses	(6,898)
	(10,428)
Net Cash Used by Operating Activities	(43,696)
Cash Flows From Financing Activities:	
Equity Contributions	23,487
Cash Flows Provided by Financing Activities:	23,487
Net Decrease in Cash	(20,209)
Cash - Beginning of Year	31,096
Cash - End of Year	$ 10,887

Supplemental Disclosure of Cash Flow Information:

Taxes	$ 755
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Old Slip Capital Management, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective November 13, 2018, CNA Investor Services, Inc. sold all its interests in the Company to Old Slip Capital Management, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

Commissions and fees revenue related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments

Cash, receivables and payables are carried at cost, which approximated fair value.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, is the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2020.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the balance sheet due to recognition of right of use assets and lease liabilities. These amounts will by based on the present value of the remaining operating lease payments. As of December 31, 2020 the Company had no operating lease and is not subject to FASB Accounting Standard Codification ("ASC") 842

During 2020 the firm had a month to month lease. The firm ended this month to month arrangement when the office facility was closed due to COVID as of October 31, 2020. Rent expense for the year ended December 31, 2020 amounted to $10,252.

3. Income Taxes

The Company accounts for income taxes using the assets and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowance and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority.

The component of income taxes at December 31, 2020 are as follows:

2020	Current	Deferred	Total
Federal	$0	$6,532	$6,532
State	$0	$2,162	$2,162

The NOL carryforward is available for 20 years, expiring December 31, 2039 in the amount of $33,628

Deferred taxes have been calculated based on the significant temporary differences between current and future periods taxable income which are primarily due to accounts receivable, prepaid expenses, accounts payable, differences in depreciation methods and research and development tax credits carryforwards.

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	$8,694
Valuation allowance:	($8,694)

Income tax expense at December 31, 2020 was $0.

The Company's 2017, 2018 and 2019 income tax returns will be subject to examination for three years after they were filed.

4. Commitments and Contingencies

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Entity had net capital of $6,976, which was $1,976 in excess of its required net capital of 5,000, and the Entity's ratio of aggregate indebtedness ($3,911) to net capital was 0.56 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

The Company is exempt from SEC Rule 15c3-1 pursuant to the exemptive provisions of its subparagraph (k)(2)(i).

6. Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 24, 2021, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.

7. Economic Dependency

During the year ended December 31, 2020, five customers represented 76% of the Company's total revenue.

8. Covid-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

OLD SLIP CAPITAL MANAGEMENT, INC.
SCHEDULE I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2020

Stockholder's Equity		$ 28,975
Non-allowable Assets		
Accounts Receivable	2,913	
Prepaid Expenses	$ 19,086	
Total Non-Allowable Assets		21,999
Net Capital before Haircuts on Proprietary Positions		6,976
Haircuts		-
Net Capital		6,976
Minimum Net Capital Requirement - the greater of $5000 or 6-2/3% of aggregate indebtness of $10,809		5,000
Excess Net Capital		$ 1,976
Ratio of Aggregate Indebtness to Net Capital:		
Schedule of Aggregate Indebtedness:		
Accounts Payable and Accrued Expenses	$ 3,911	
Total Aggregrate Indebtedness		$ 3,911
Ratio of A.I. to Net Capital		0.5606

The difference between the audit and focus at December 31, 2020 was the recording of accounts receivable which are non-allowable.

OLD SLIP CAPITAL MANAGEMENT, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activiites are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

OLD SLIP CAPITAL MANAGEMENT, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Old Slip Capital Management, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Old Slip Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Old Slip Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Old Slip Capital Management, Inc., stated that Old Slip Capital Management, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Old Slip Capital Management, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Old Slip Capital Management, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2021

Old Slip CAPITAL

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2020

Old Slip Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

James Lukezic, Managing Principal February 24, 2021